Exhibit 1.1

Amendment No. 1 to

At-The-Market Issuance Sales Agreement

August 23, 2013

MLV & Co. LLC (formerly, McNicoll, Lewis & Vlak LLC)

1251 Avenue of the Americas, 41st Floor

New York, NY 10020

Ladies and Gentlemen:

Reference is made to the At-the-Market Issuance Sales Agreement, dated August 23, 2011, including the Schedules thereto (the “Sales Agreement”), between McNicoll, Lewis & Vlak LLC (n/k/a MLV & Co. LLC) (“MLV”) and PostRock Energy Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Amendment No. 1 to At-The-Market Issuance Sales Agreement between MLV and the Company (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. MLV and the Company agree as follows:

A. Amendments to Sales Agreement. The Sales Agreement is amended as follows:

1. All references to “McNicoll, Lewis & Vlak LLC” are deleted and replaced with “MLV & Co. LLC.”

2. Section 13(d) is deleted in its entirety and replaced with the following:

“Unless earlier terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the issuance and sale of the Maximum Amount through MLV on the terms and subject to the conditions set forth herein, except that, the provisions of Section 9 (Payment of Expenses), Section 11 (Indemnification and Contribution), Section 12 (Representations and Agreements to Survive Delivery), Section 18 (Applicable Law; Waiver of Jury Trial) and Section 19 (Consent to Jurisdiction) hereof shall remain in full force and effect notwithstanding such termination.”

3. Section 14 is amended by deleting the words “DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY 10020, Attention: Michael Barz, Facsimile: 212-884-8596” and replacing them with “LeClairRyan , A Professional Corporation, 885 Third Avenue, New York, NY 10022, Attention: James T. Seery, Facsimile: (973) 491-3415.”

4. Schedule 1 is amended by adding the words “as amended on August 23, 2013” immediately after “August 23, 2011.”

5. Schedule 3 is deleted in its entirety and replaced with the following:

The Company

Terry Carter	tcarter@pstr.com

David Klvac	dklvac@pstr.com

Stephen L. DeGiusti	sdegiusti@pstr.com

MLV

Randy Billhardt	rbillhardt@mlvco.com

Dean Colucci	dcolucci@mlvco.com

Ryan Loforte	rloforte@mlvco.com

Patrice McNicoll	pmcnicoll@mlvco.com

With a copy to mlvatmdesk@mlvco.com

6. Schedule 4 is amended by deleting “PostRock KPC Pipeline, LLC” and adding “PostRock Eastern Production, LLC.”

7. The first sentence of the Form of Representation Date Certificate attached as Exhibit 7(l) is amended to add “as amended on August 23, 2013” after “August 23, 2011.”

B. No Other Amendments. Except as set forth in Part A above, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

C. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

D. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

PostRock Energy Corporation

By:	/s/ Stephen L. DeGiusti
	Name:	Stephen L. DeGiusti
	Title:	Executive V.P., General Counsel
and Secretary

ACCEPTED as of the date first above written:

MLV & Co. LLC (formerly McNicoll, Lewis & Vlak LLC)

By:	/s/ Dean M. Colucci
	Name:	Dean M. Colucci
	Title:	President and Chief Operating Officer